                         ARTHUR ANDERSEN LLP



                  Report of Independent Public Accountants
                  ----------------------------------------



To CMS Energy Corporation:

We have reviewed the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Power Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of June 30, 1995 and 1994, and the related statements of income, common stockholders' equity and cash flows for the three-month, six-month and twelve-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Consumers Gas Group as of December 31, 1994, and the related statements of income, common stockholders' equity and cash flows for the year then ended (not presented herein), and, in our report dated January 31, 1995 (except with respect to certain matters discussed in Notes 2, 3 and 6 to the financial statements as to which the date is June 9, 1995), we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1994, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.



                                             Arthur Andersen LLP


Detroit, Michigan,
     August 9, 1995.


                                             Consumers Gas Group
                                            Statements of Income
                                                 (Unaudited)


                                                  Three Months Ended   Six Months Ended  Twelve Months Ended
                                                       June 30             June 30             June 30
                                                    1995      1994      1995      1994      1995      1994
                                                                                                 In Millions

OPERATING REVENUE                                 $  197    $  183    $  679    $  711    $1,119    $1,184
                                                  ----------------------------------------------------------
OPERATING EXPENSES
  Operation
    Cost of gas sold                                 102        93       383       427       617       687
    Other                                             46        43        92        87       190       174
                                                  ----------------------------------------------------------
      Total operation                                148       136       475       514       807       861
  Maintenance                                          9        10        19        21        37        42
  Depreciation, depletion and amortization            14        12        47        43        80        74
  General taxes                                        9         7        30        31        53        52
                                                  ----------------------------------------------------------
      Total operating expenses                       180       165       571       609       977     1,029
                                                  ----------------------------------------------------------
PRETAX OPERATING INCOME                               17        18       108       102       142       155

INCOME TAXES                                           5         4        36        33        45        44
                                                  ----------------------------------------------------------
NET OPERATING INCOME                                  12        14        72        69        97       111
                                                  ----------------------------------------------------------
OTHER INCOME (DEDUCTIONS)                              1        (1)        -        (1)       (1)       (1)
                                                  ----------------------------------------------------------
FIXED CHARGES
  Interest on long-term debt                           7         7        15        14        30        32
  Other interest                                       1         1         2         2         5         6
  Capitalized interest                                 -         -         -         -        (1)        -
  Preferred dividends                                  2         1         3         2         6         3
                                                  ----------------------------------------------------------
      Net fixed charges                               10         9        20        18        40        41
                                                  ----------------------------------------------------------
NET INCOME                                        $    3    $    4    $   52    $   50    $   56    $   69
                                                  ==========================================================


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                             Consumers Gas Group
                                          Statements of Cash Flows
                                                 (Unaudited)


                                                                 Six Months Ended        Twelve Months Ended
                                                                     June 30                   June 30
                                                                  1995       1994        1995        1994
                                                                                               In Millions
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                     $  52      $  50       $  56       $  69
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                    47         43          80          74
        Capital lease and other amortization                         3          2           5           5
        Deferred income taxes and investment tax credit             15          3          16           4
        Changes in other assets and liabilities                     51         11          57           5
        Other                                                        -          -           1           2
                                                                 ------     ------      ------      ------
          Net cash provided by operating activities                168        109         215         159
                                                                 ------     ------      ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under
    capital lease)                                                 (47)       (48)       (128)       (146)
  Other                                                             (5)        (2)        (11)         (5)
                                                                 ------     ------      ------      ------
          Net cash used in investing activities                    (52)       (50)       (139)       (151)
                                                                 ------     ------      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in notes payable, net                                   (72)       (42)        (14)        (13)
  Payment of common stock dividends                                (40)       (34)        (53)        (54)
  Retirement of bonds and other long-term debt                      (2)       (23)         (8)       (137)
  Payment of capital lease obligations                              (2)        (2)         (5)         (5)
  Repayment of bank loans                                            -        (21)        (85)        (21)
  Proceeds from bank loans                                           -          -          88           2
  Proceeds from preferred stock                                      -         42           -          42
  Contribution from stockholder                                      -         22           -          22
  Proceeds from bonds and other long-term debt                       -          -           -         158
                                                                 ------     ------      ------      ------
          Net cash used in financing activities                   (116)       (58)        (77)         (6)
                                                                 ------     ------      ------      ------
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS       -          1          (1)          2

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF PERIOD             4          4           5           3
                                                                 ------     ------      ------      ------
CASH AND TEMPORARY CASH INVESTMENTS, END OF PERIOD               $   4      $   5       $   4       $   5
                                                                 ======     ======      ======      ======


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                             Consumers Gas Group
                                               Balance Sheets


                                                                       June 30                     June 30
                                                                         1995      December 31       1994
                                                                     (Unaudited)       1994      (Unaudited)
                                                                                                 In Millions
                                         ASSETS
PLANT (At original cost)
  Plant                                                                 $2,097        $2,064        $1,988
  Less accumulated depreciation, depletion and amortization              1,156         1,117         1,098
                                                                        -----------------------------------
                                                                           941           947           890
  Construction work-in-progress                                             56            47            49
                                                                        -----------------------------------
                                                                           997           994           939
                                                                        -----------------------------------
CURRENT ASSETS
  Cash and temporary cash investments at cost,
    which approximates market                                                4             4             5
  Accounts receivable and accrued revenue, less
    allowances of $2, $2 and $2, respectively (Note 6)                      66            51           162
  Inventories at average cost
    Gas in underground storage                                             155           235           160
    Materials and supplies                                                  10             9            10
  Trunkline settlement                                                      30            30            30
  Deferred income taxes                                                      4            16            11
  Prepayments and other                                                     27            48            30
                                                                        -----------------------------------
                                                                           296           393           408
                                                                        -----------------------------------
NON-CURRENT ASSETS
  Postretirement benefits                                                  158           158           163
  Trunkline settlement                                                      40            55            70
  Deferred income taxes                                                      5             3             3
  Other                                                                     69            70            67
                                                                        -----------------------------------
                                                                           272           286           303
                                                                        -----------------------------------
TOTAL ASSETS                                                            $1,565        $1,673        $1,650
                                                                        ===================================








                                                                       June 30                     June 30
                                                                         1995      December 31       1994
                                                                     (Unaudited)       1994      (Unaudited)
                                                                                                 In Millions
                    STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION
  Common stockholders' equity                                           $  329        $  317        $  326
  Preferred stock                                                           78            78            78
  Long-term debt                                                           425           426           382
  Non-current portion of capital leases                                     17            18            19
                                                                        -----------------------------------
                                                                           849           839           805
                                                                        -----------------------------------
CURRENT LIABILITIES
  Current portion of long-term debt and capital leases                      13            13            59
  Accounts payable                                                          69            68            79
  Accrued taxes                                                             39            55            39
  Trunkline settlement                                                      30            30            30
  Accrued refunds                                                           28            20            35
  Notes payable                                                             27            99            41
  Accrued interest                                                           8             8             9
  Other                                                                     38            68            64
                                                                        -----------------------------------
                                                                           252           361           356
                                                                        -----------------------------------
NON-CURRENT LIABILITIES
  Postretirement benefits                                                  175           172           177
  Regulatory liabilities for income taxes, net                             150           144           137
  Trunkline settlement                                                      40            55            70
  Deferred investment tax credits                                           29            30            31
  Other                                                                     70            72            74
                                                                        -----------------------------------
                                                                           464           473           489
                                                                        -----------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                          $1,565        $1,673        $1,650
                                                                        ===================================


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                             Consumers Gas Group
                                  Statements of Common Stockholders' Equity
                                                 (Unaudited)


                                       Three Months Ended        Six Months Ended      Twelve Months Ended
                                             June 30                 June 30                 June 30
                                         1995        1994        1995        1994        1995        1994
                                                                                               In Millions
COMMON STOCK
  At beginning and end of period       $  184      $  184      $  184      $  184      $  184      $  184
                                       -------------------------------------------------------------------

OTHER PAID-IN CAPITAL
  At beginning of period                  107          85         107          85         107          85
  Stockholder's contribution                -          22           -          22           -          22
                                       -------------------------------------------------------------------
    At end of period                      107         107         107         107         107         107
                                       -------------------------------------------------------------------
REVALUATION CAPITAL
  At beginning of period                   (1)          -           -           -           -           -
  SFAS 115 - unrealized loss,
    net of tax                              1           -           -           -           -           -
                                       -------------------------------------------------------------------
    At end of period                        -           -           -           -           -           -
                                       -------------------------------------------------------------------
RETAINED EARNINGS
  At beginning of period                   75          56          26          19          35          20
  Net income                                3           4          52          50          56          69
  Common stock dividends declared         (40)        (25)        (40)        (34)        (53)        (54)
                                       -------------------------------------------------------------------
    At end of period                       38          35          38          35          38          35
                                       -------------------------------------------------------------------
TOTAL COMMON STOCKHOLDERS' EQUITY      $  329      $  326      $  329      $  326      $  329      $  326
                                       ===================================================================


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                         Consumers Gas Group
               Condensed Notes to Financial Statements


In July 1995, CMS Energy issued 7 million shares of Class G Common Stock. This new class of Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). Accordingly, these financial statements and their related condensed notes should be read along with the financial statements and notes contained in the 1994 Form 10-K of CMS Energy Corporation that includes the Report of Independent Public Accountants, and the financial statements and notes of CMS Energy and Consumers Gas Group in CMS Energy's Registration Statement on Form S-3 (Nos. 33-57719 and 33-57719-01) relating to the Class G Common Stock. In the opinion of management, the unaudited information herein reflects all adjustments necessary to assure the fair presentation of financial position, results of operations and cash flows for the periods presented.


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to utility, commercial and industrial customers and
4) storage and transmission of natural gas.

On March 21, 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy, designated Class G Common Stock which reflects the separate performance of the Consumers Gas Group. The existing CMS Energy Common Stock continues to be outstanding and reflects the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock. In July 1995, CMS Energy issued 7 million shares of Class G Common Stock at a price to the public of $17.75 per share, representing 21.875 percent of the common stockholders' equity value attributed to the Consumers Gas Group. On August 9, 1995, CMS Energy received notification that underwriters intend to exercise their option and purchase an additional 520,000 shares of CMS Energy Class G Common Stock at a price to the public of $17.75 per share for the purpose of covering over-allotments related to the July 1995 initial public offering. This issuance of the additional shares will increase the common stockholder's equity value attributed to the Consumers Gas Group, represented by the outstanding shares of Class G Common Stock, to 23.5 percent.


2:   Earnings Per Share and Dividends

Earnings (Loss) attributable to CMS Energy Class G Common Stock on a per share basis will be determined based on 23.5 percent of the earnings of the Consumers Gas Group, which reflects the intent of the Board of Directors that the earnings and financial condition of the Consumers Gas Group be the primary basis for determining dividends to be paid on the Class G Common Stock. Stockholders of Class G Common Stock have no direct rights in the equity or assets of the Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy as a whole.

In the sole discretion of its Board of Directors, dividends will be paid exclusively to the holders of Class G Common Stock, exclusively to the holders of CMS Energy Common Stock, or to the holders of both classes in equal or unequal amounts. Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and to a lesser extent, CMS Energy as a whole. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

In July 1995, the Board of Directors declared a quarterly dividend of 28 cents per share ($1.12 per share on an annual basis) on Class G Common Stock.


3:   Rate Matters

For information regarding rate matters directly affecting the Consumers Gas Group, see the "Gas Rates" and "GCR Issues," discussions in Note 3 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Commitments and Contingencies

Capital Expenditures: The Consumers Gas Group estimates capital expenditures, including new lease commitments, will be $129 million for 1995, $119 million for 1996 and $101 million for 1997. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment of $24 million, $18 million and $15 million for 1995, 1996 and 1997, respectively.

For further information regarding commitments and contingencies directly affecting the Consumers Gas Group (including those involving former manufactured gas plant sites), see the "Environmental Matters," "Public Utility Holding Company Act Exemption" and "Other" discussions in Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


5:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Other cash flow activities and non-cash investing and financing activities for the periods ended June 30 were:

                                                      In Millions
                             Six Months Ended Twelve Months Ended
                                1995     1994       1995     1994

Cash transactions
  Interest paid (net
   of amounts capitalized)      $ 16     $ 16       $ 33     $ 37
  Income taxes paid
   (net of refunds)               21       26         33       39

Non-cash transactions
  Assets placed under
   capital leases               $  1     $  2       $  4     $  4


6:   Short-term and Long-term Financings

Consumers has FERC authorization to issue or guarantee up to $900 million of short-term debt through December 31, 1996. At June 30, 1995, Consumers had an unsecured $470 million facility and unsecured, committed lines of credit aggregating $185 million that are used to finance seasonal working capital requirements. At June 30, 1995 and 1994, Consumers had a total of $309 million and $129 million outstanding under these facilities, respectively. In July 1995, Consumers signed a new four-year, unsecured working capital facility in an aggregate amount of $425 million replacing the $470 million facility which expired by its own terms.

Consumers has an established $500-million trade receivables purchase and sale program. At June 30, 1995, receivables sold under the agreement totaled $190 million compared with $205 million at June 30, 1994. Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to the Consumers Gas Group at June 30, 1995 and 1994 is estimated by management to be $38 million and $42 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas Group reflect the high utilization of short-term borrowings to finance the purchase of gas for storage in the summer and fall periods.

In April 1995, the MPSC issued an order authorizing Consumers to issue and sell up to $300 million of intermediate and/or long-term debt and $100 million of preferred stock or subordinate debentures. A portion of any future issuance of debt or securities may be attributed to the Consumers Gas Group.

                         Consumers Gas Group
                Management's Discussion and Analysis


In July 1995, CMS Energy issued 7 million shares of Class G Common Stock. This new class of Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1994 Form 10-K of CMS Energy and the MD&As of CMS Energy and Consumers Gas Group in CMS Energy's Registration Statement on Form S-3 (Nos. 33-57719 and 33-57719-01) relating to the Class G Common Stock.

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: 1) oil and gas exploration and production, 2) development and operation of independent power production facilities, 3) gas marketing services to utility, commercial and industrial customers and
4) storage and transmission of natural gas.

On January 1, 1995, Consumers was internally reorganized into separate electric utility and gas utility strategic business units. The restructuring, while not affecting Consumers' or CMS Energy's consolidated financial statements or corporate legal form, is designed to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. Management believes that the strategic business unit structure will allow each unit to focus more on its own profitability and growth potential, and will, in the long term, allow Consumers to be more competitive.

On March 21, 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy, designated Class G Common Stock which reflects the separate performance of the Consumers Gas Group. The existing CMS Energy Common Stock continues to be outstanding and reflects the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of the Class G Common Stock. In July 1995, CMS Energy issued 7 million shares of Class G Common Stock at a price to the public of $17.75 per share, representing 21.875 percent of the common stockholders' equity value attributed to the Consumers Gas Group. On August 9, 1995, CMS Energy received notification that underwriters intend to exercise their option and purchase an additional 520,000 shares of CMS Energy Class G Common Stock at a price to the public of $17.75 per share for the purpose of covering over-allotments related to the July 1995 initial public offering. This issuance of the additional shares will increase the common stockholder's equity value attributed to the Consumers Gas Group, represented by the outstanding Class G Common Stock, to 23.5 percent.


Earnings for the quarters ended June 30, 1995 and 1994

Net income for the Consumers Gas Group for the second quarter of 1995 totaled $3 million, compared with $4 million for the second quarter of 1994. The $1 million decrease in 1995 net income compared with 1994 reflects higher gas deliveries, more than offset by higher gas operating expenses which include depreciation and general taxes. Net income in the second quarters of 1995 and 1994 reflect the seasonality of Consumers Gas Group's business in that approximately 74 percent of its revenues are generated in the first and fourth quarters of each year.


Earnings for the six months ended June 30, 1995 and 1994

Net income for the Consumers Gas Group for the six months ended June 30, 1995 totaled $52 million, compared with $50 million for the six months ended June 1994. Earnings in 1995 recognize the reversal of a loss previously recorded for a gas contract contingency partly offset by a decrease in gas deliveries and higher gas operating expenses which include depreciation.


Earnings for the 12 months ended June 30, 1995 and 1994

Net income for the Consumers Gas Group for the 12 months ended June 30, 1995 totaled $56 million, compared with $69 million for the 12 months ended June 30, 1994. The decrease in 1995 net income reflects lower gas deliveries and higher gas operating expenses which include depreciation and general taxes, partly offset by the reversal of losses previously recorded for gas contingencies. Increased operating costs included $14 million of postretirement benefit costs.


Cash Position, Financing and Investing

Consumers Gas Group's cash requirements are met by cash from operations and financing activities. In the first six months of 1995 and 1994, Consumers Gas Group's cash inflow from operations was derived mainly from Consumers' sale and transportation of natural gas. Consumers Gas Group's primary use of cash continues to reflect its gas utility construction expenditures and improvements in the reliability of its gas utility transmission and distribution systems. It also has used its cash to retire portions of long-term securities and to pay common and preferred dividends.

Financing and Investing Activities: Capital expenditures for the Consumers Gas Group (including assets placed under capital lease) totaled $48 million for the first six months of 1995 compared with $50 million for the first six months of 1994.

Financing and Investing Outlook: CMS Energy estimates that capital expenditures for the Consumers Gas Group, including new lease commitments, will total approximately $359 million over the next three years.

                                                    In Millions
Years Ended December 31         1995          1996         1997

  Gas Utility (a)               $126          $117         $ 99
  Michigan Gas Storage             3             2            2
                                ----          ----         ----
                                $129          $119         $101
                                ====          ====         ====

(a) Includes a portion of anticipated capital expenditures common to both utility businesses.

The Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments and other cash needs in the foreseeable future.

Consumers generally manages its short-term financings on a centralized, consolidated basis. At June 30, 1995, Consumers' available sources of credit included unsecured, committed lines of credit totaling $185 million and a $470 million working capital facility. In July 1995, Consumers signed a new four-year, unsecured working capital facility in an aggregate amount of $425 million, replacing the $470 million facility which expired by its own terms. Consumers also has FERC authorization to issue or guarantee up to $900 million in short-term debt through December 31, 1996. Consumers uses short-term borrowings to finance working capital, seasonal fuel inventory and to pay for capital expenditures between long-term financings.

Consumers has an agreement permitting the sales of certain accounts receivable for up to $500 million. At June 30, 1995, receivables sold totaled $190 million. Consumers Gas Group's attributed portion of such receivables sold totaled $38 million.


Results of Operations

For Consumers Gas Group's results of operations, see "Consumers Gas Group Results of Operations" in CMS Energy's MD&A included and incorporated by reference herein.


Gas Issues

For Consumers Gas Group's discussion of Gas Rates, GCR Issues and
Environmental Matters, see "Consumers Gas Group Issues" in CMS Energy's MD&A included and incorporated by reference herein.


Outlook

For Consumers Gas Group's outlook discussion, see "Consumers Gas Group Outlook" in CMS Energy's MD&A included and incorporated by reference herein.


Other

For information regarding CMS Energy's exemption from registration under PUHCA and the effect of New Accounting Standards, see "Other" in CMS Energy's MD&A included and incorporated by reference herein.